FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July, 2021

Commission File Number: 001-09531

Telefónica, S.A.
(Translation of registrant's name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 87 00
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Telefónica: Agreement Telefónica Tech and Cancom	2

TELEFÓNICA, S.A., in compliance with the Securities Market legislation, hereby communicates the following

OTHER RELEVANT INFORMATION

Telefónica informs that its subsidiary Telefónica Cybersecurity & Cloud Tech, S.L. (“Telefónica Tech”) has reached an agreement with Cancom Group for the acquisition of 100% of the shares of the British company Cancom Ltd.
The amount of the transaction (enterprise value) is 340 million sterling pounds (approximately 398 million euros).
Cancom Ltd is a British company that provides end-to-end advanced cloud and security services in the UK and Ireland complementing the business carried out by Telefónica Tech in the region.
Cancom Ltd will reach 190 million euros of revenues in 2021 with an adjusted EBITDA margin of 15.4%. Managed Services and Professional Services revenues project differential growth rates of 20% and 26% CAGR18-21 respectively, currently representing more than 50% of the company's total revenues.
The valuation implies a multiple of 13.5 EV/OIBDA (based on 2021E figures).
With this acquisition, Telefónica Tech takes a significant step in its consolidation strategy in the United Kingdom, leveraging on the recent merger of O2 UK and Virgin Media.
The closing of the transaction will take place in the coming days.

Madrid, July 29, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	July 29, 2021	By:	/s/ Pablo de Carvajal González
			Name:	Pablo de Carvajal González
			Title:	Secretary to the Board of Directors